UNITED  STATES
                 SECURITIES  AND  EXCHANGE  COMMISSION
                        Washington,  DC  20549

                              FORM  144

NOTICE  OF  PROPOSED  SALE  OF  SECURITIES
PURSUANT  TO  RULE  144  UNDER  THE  SECURITIES  ACT  OF  1933

1(a)  Name  of  Issuer             (b) IRS Ident. No.  (c) SEC File No. DCI
     24/7  Media,  Inc.                13-2884572              0-29768
  -------------------------        -----------------      ---------------
1(d)  Address  of  Issuer    Street          City    State   Zip (e)Phone #
      1250  Broadway;  27th Floor      New York     NY   10001   (212)231-7100
  -------------------------------------------------------  -----------
2(a)  Name  of  Person  for  (b)  IRS              (c)  Relationship
     Whose  Account  the          Ident.                to
     Securities  are  to          No.                   Issuer
     Be  Sold
     Dartley Family, LP        06-1442585
  ------------------------    -----------      ----------------

2(d)  Address  Street              City                  State          Zip
 500  Nyala  Farm  Road                  Westport,        CT          06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the  IRS  Identification  Number  and  the  SEC  File  Number.

3(a)  Title  of          (b)  Name and       SEC USE ONLY     (c)Number
    the  Class  of        Address of         Broker-Dealer     of Shares
    Securities            Each Broker        File Number       or Other
    To  be  Sold          Through Whom                         Units to
                          the  Securities                      be Sold
                          are  to  be
                          Offered  or
                          Each  Market
                          Maker  who  is
                          Acquiring  the
                          Securities

 Common  Stock          Knight  Securities,  LP                   2,461
                        525  Washington  Blvd.
                        Jersey  City,  NJ  07310
 -----------------        -------------------      ----------     ------------
3(d)  Aggregate           (e)  Number  of    (f) Approximate     (g)Name of
     Market  Value         Shares  or            Date of Sale       Each
                           Other  Units         (Mo.  Day  Yr.)     Securities
                           Outstanding                              Exchange

     116,897.50             6,432,244               4/24/99              OTC
-----------------        ---------------    ---------------    --------------

                       TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title  of         Date  you    Nature of Acquisition         Name of Person
the  Class        Acquired     Transaction                   From  Whom Acquired

Common           4/9/98        Merger of Interactive         24/7 Media, Inc.
                               Imaginations,  Inc.  (prior
                               Holding)  with  24/7
                               Media,  Inc.
---------        --------      -------------------------    ------------------

Amount  of      Date  of        Nature  of  Payment
Securities      Payment
Acquired

11,961          4/9/98                    N/A
----------      -------        -------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

             TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name  and  Address          Title of        Date     Amount of    Gross
Of  Seller                  Securities      of       Securities   Proceeds

Dartley Family, LP          Common Stock    4/14/99   1,400       187,917.06
500  Nyala  Farm  Road      Common Stock    4/16/99     800        42,100.00
Westport,  CT  06880        Common Stock    4/21/99   3,500       164,615.85

------------------------    ----------      -----    ----------  ---------
Remarks:






                                The  person  for  whose  account  the
                                Securities  to  which  this  notice
                                relates  are  to  be  sold  hereby
                                represents  by  signing  this  notice
                                that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

   4/24/99                                /S/ Peter Dartley
----------------------------        -------------------------------------
     Date  of  Notice                      Signature